LUNCH, INC.

FINANCIAL STATEMENTS

For the period January 6, 2021 (Inception) through October 20, 2021

(Unaudited)

Lunch

Balance Sheet

As of October 20, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash	49.00
Checking	1,445.65
Total Bank Accounts	**$1,494.65**
Accounts Receivable	
Accounts receivable (A/R)	999.00
Total Accounts Receivable	**$999.00**
Other Current Assets	
Payments to deposit	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$2,493.65**
TOTAL ASSETS	**$2,493.65**
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
Additional paid in capital	3,300.00
Opening balance equity	-500.00
Retained Earnings	0.00
Net Income	-306.35
Total Equity	**$2,493.65**
TOTAL LIABILITIES AND EQUITY	**$2,493.65**

Lunch

Profit and Loss

January 6 - October 20, 2021

	TOTAL
Income	
Services	1,146.00
Total Income	**$1,146.00**
GROSS PROFIT	**$1,146.00**
Expenses	
General business expenses	0.00
Bank fees & service charges	0.49
Total General business expenses	**0.49**
Meals	0.00
Meals with clients	218.25
Travel meals	85.38
Total Meals	**303.63**
Office expenses	0.00
Office supplies	119.07
Software & apps	1,162.42
Total Office expenses	**1,281.49**
QuickBooks Payments Fees	2.16
Total Expenses	**$1,587.77**
NET OPERATING INCOME	**$ -441.77**
NET INCOME	**$ -441.77**

Lunch

Statement of Cash Flows
January 6 - October 20, 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	692.65
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accounts receivable (A/R)	-1,998.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-1,998.00**
Net cash provided by operating activities	**$ -1,305.35**
FINANCING ACTIVITIES	
Additional paid in capital	3,300.00
Opening balance equity	-500.00
Net cash provided by financing activities	**$2,800.00**
NET CASH INCREASE FOR PERIOD	**$1,494.65**
CASH AT END OF PERIOD	**$1,494.65**

Lunch, Inc.
Consolidated Statement of Equity
Janauary 6, 2021 - October 20, 2021

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total
	Shares	Amount			
Beginning Balance, Jan 6, 2021 (Inception)	-	-	-	-	-
Contribution	8,000,000	$ 800.00	$ 3,300.00	-	$ 4,100.00
Other gain (loss)	-	-	-	-	-
Net income	-	-	-	$ (441.77)	$ (441.77)
Ending Balance, Oct 20, 2021	8,000,000	$ 800.00	$ 3,300.00	$ (441.77)	$ 3,658.23

LUNCH, INC.
NOTES TO THE FINANCIAL STATEMENTS
For the period January 6, 2021 (Inception)
through October 20, 2021

1. ORGANIZATION AND PURPOSE

Lunch, Inc. (the "Company"), is a corporation organized under the laws of the State of Delaware. The Company is building infrastructure for offline payments, by combining collections and factoring for businesses in legacy industries dominated by paper check payments.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.